                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                   ----------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Pursuant to Section 12(b) or (g) of Securities Exchange Act of 1934



                               PACIFIC SANDS, INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)


            NEVADA                                      88-0322882
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


601 W. Shaw Ave., #D
Clovis,  CA                                                             93612
----------------------------------------                              ----------
(Address of principal executive offices)                              (Zip Code)


                                 (559) 325-7023
                              ---------------------
                           (Issuer's telephone number)



Securities to be registered pursuant to section 12(g) of the Act:



Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
COMMON SHARES                                     NASD OTC BULLETIN BOARD
-------------------                               ------------------------------

TABLE OF CONTENTS




                                                                            PAGE
                                                                            ----
Item 1.  Description of Business............................................  3

Item 2.  Management's Discussion and Analysis...............................  4

Item 3.  Description of Property............................................  5

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management..............................................  5

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons................................................  6

Item 6.  Executive Compensation.............................................  8

Item 7.  Certain Relationships and Related
         Transactions.......................................................  8

Item 8.  Legal Proceedings..................................................  8

Item 9.  Market for Common Equity and Related
         Stockholder Matters................................................  9

Item 10. Recent Sales of Unregistered
         Securities.........................................................  9

Item 11. Description of Securities.......................................... 12

Item 12. Indemnification of Directors and
         Officers........................................................... 13

Item 13. Financial Statements............................................... 13

Item 14. Changes In and Disagreements
         With Accountants on Accounting and Financial
         Disclosure......................................................... 13

Item 15. Financial Statements and Exhibits.................................. 14

Signatures.................................................................. 15

ITEM 1. DESCRIPTION OF BUSINESS.

(a) Business Development

         Pacific Sands, Inc. ("the Company" or "Pacific Sands" ) was incorporated in the State of Nevada on July 7, 1994. The Company, an entity with a fiscal year ending June 30, is a standard C- Corporation for federal income tax purposes. The Company does not have any subsidiaries or affiliated entities.

         The Company does business as Natural Water Technologies. The Company has never been involved in any bankruptcy, receivership or similar proceedings.

(b) Business of Issuer

         Technology History and Background. For many years both individuals and commercial consumers had no choice when it came to purchasing chemicals for their pools/spas. It was status quo to provide hazardous chemicals to these consumers. The individuals consumer had to decide whether to use Chlorine or Bromine which are both thought to be deadly cancer causing chemicals. When a person became ill or broke out in a rash there was nothing to be done because these chemicals were widely used. The consumer was given two choices, which were to either accept this condition or simply not use their pool or spa. Pacific Sands, Inc. can and will change this. The same situation existed with respect to various industrial applications.

         The Natural Spa product balances the water to perfection by eliminating organic contamients. All products of Pacific Sands, Inc. are so safe that they require no warning labels.

         Company Locations and Facilities. The Company executive offices are located in Clovis, CA. Portions of the products are manufactured in Atlanta, GA and Phoenix Arizona and the brought to Clovis, California for assembly. As sales increase, the company intends to contract with a packager such as Gar Labs in southern California until such time as the sales will support a manufacturing facility.

         Products. Pacific Sands, Inc. manufactures and supplies a very specific non-toxic variety of enzymes which are 100% safe. Because of the specific nature of the Pacific Sands enzyme based products, the products are extremely vertical and offer what seems to be an endless stream of product opportunities. Not only have these products been found to be preferable because of the obvious advantages ecologically but they are also super performers. They provide superior cleaning and purifying performance.

         The Principal product lines presently prepared or projected for the marker are: The Natural Spa, Cooling Tower Treatment, Natural Purge and Detox, Miracle Spray, Natural Pool, Natural Koi Pond, The Industrial Applications, and Spa Lid Conditioner. The Company formulates, manufactures, and distributes for domestic and international use a special product formulation that has no toxicity yet has numerous uses. The formulated compound eliminates germs and bacteria. The end product has household, commercial and hygiene applications.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Description of Business", regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

         Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition and the ability to successfully complete financing.

(c) Reports to Security Holders

         The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

Fiscal Year Ended June 30, 1999 v. June 30, 1998

         Sales increased from $955 to $20,449. Gross profit percentage increased from 78.0% in 1998 to 85.5% to 1999 due to efficiency in operations, i.e. finding cost-efficient chemicals and packaging materials.

         General, sales and administrative expenses were consistent, with the exception of consulting fees of approximately $96,000 in fiscal 1998. The consulting fees consisted primarily of legal, accounting and other consulting services.

         During both fiscal 1999 and fiscal 1998 the Company's primary of liquidity was issuance of common stock to investors. Going forward the Company, since it is incurring continuing operating losses, intends to raise additional capital through equity/and or debt offerings. However, there can be no assurance management will be successful in this endeavor.

         Presently the Company has no material commitments for any significant capital expenditures.

Six Months Ended December 31, 1999 v. December 31, 1998

         Sales increased from $7,753 in 1998 to $20,449 in 1999, an increase of 163%. Sales increased primarily due to the Company's marketing efforts. Gross profit percentage remained consistent at 85.5% during both periods.

         General, sales and administrative expenses increase almost three fold ($53,366 in 1998 to $173,270) due to increased employee salaries and fees in procuring debt/equity funds.

         On September 16, 1999 the Company entered into an unsecured debenture agreement for $300,000. Date of maturity was September 16, 2001 at an interest rate of 8% per annum.

         The Company's liquidity problem is continuing. However, management is seeking to improve liquidity by increasing revenues and striving to become profitable as well as raising additional equity /debt funds. However, there can be no assurance that management will be successful in this endeavors.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company does not own any physical properties at this time. The Company leases, on a month-to-month basis its facility including office located at 601 W. Shaw Avenue, Suite #D Clovis, California 93615. The monthly rent is $500.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of February 11, 2000 with respect to the beneficial ownership (as such term is defined under section 13(d) of the Securities Exchange Act of 1934, as amended) of the common stock by (I) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (II) each director of the Company,
(III) the named officers, and (IV) all executive officers of the Company as a group:

                                                   AMOUNT OF
                                                   BENEFICIAL      PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER               OWNERSHIP       OF CLASS
------------------------------------               ---------       --------


Stanley Paulus                                      2,827,267        23.75%
601 W. Shaw, #D
Clovis, CA 93615

Rita Paulus                                           200,000         1.67%
601 W. Shaw, #D
Clovis, CA 93615

Wade Hanson                                         1,000,000         8.40%
601 W. Shaw, #D
Clovis, CA 93615

Harold Dahl                                           700,000         5.88%
14660 East Manning
Parlier, CA 93648
                                                   -----------     --------

All Directors,  Nominees and Executive
Officers as a Group (4 persons)                     4,727,267        39.70%


Ermine Trust                                        3,333,333        28.00%
14660 East Manning
Parlier, CA 93648

BVH Holdings LLC,                                   1,758,631        14.77%
a Colorado limited liability
company,
300 East 42
New York, NY 10017

Bratton Group                                       1,000,000         8.40%
2763 North Argyle
Fresno, CA 93727

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following individuals are the directors of the Company:

NAME OF DIRECTOR             AGE          TITLE
----------------             ---          -----

Stanley Paulus               52           Chairman of the Board, President

Rita Paulus                  50           Director, Treasurer

Wade Hanson                  58           Director, Secretary, CEO

Harold  Dahl                 72           Director

All directors have indefinite terms of office.

Stanley Paulus became a director on February 4, 1998. Rita Paulus became a director on November 2, 1998. Wade Hanson became a director on July 15, 1999. Harold Dahl became a director on July 15, 1999.

The following individuals are the executive officers of the Company:

NAME OF EXECUTIVE OFFICER       AGE       TITLE
-------------------------       ---       -----

Stanley Paulus                  52        Chairman of the Board, President

Rita Paulus                     50        Director, Treasurer

Wade Hanson                     58        Director, Secretary, CEO

Business Experience

         Stanley Paulus. Mr. Stanley Paulus, as Chairman, has overseen the creation and development of Pacific Sands. His diversified experience includes sales and marketing, water treatment and general contracting.

         Rita Paulus. Ms. Rita Paulus, wife of Stanley Paulus, has over twenty years of general business experience.

         Wade Hanson. Mr. Wade Hanson serves as Secretary, CEO and is a Director. Mr. Hanson brings to Pacific Sands a vast amount of experience in finance, operations, product and customer support, sales, marketing, consulting and International Operations.

         Harold Dahl. Mr Harold Dahl serves as a Director. Mr. Dahl has an extensive business background, including administrative, financial and marketing matters.

ITEM 6. EXECUTIVE COMPENSATION.

                                      SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM COMPENSATION
                                                                                  ----------------------
                                           ANNUAL COMPENSATION                  AWARDS              PAYOUTS
                                           -------------------                  ------              -------

                                                     Other                          Securities
     Name                                            Annual         Registered      Under-                    All other
     and                                             Compen-        Stock           Lying        LTIP         Compen-
     Principal     Year                              sation         Award(s)        Opinions/    Payouts      sation
     Position     (Note A)  Salary ($) Bonus ($)         $             $            Sars (#)        $            $
     --------     --------  ---------- ---------     ----------     ----------      ----------   ----------   ----------

  Stanley Paulus   2000      15,000        -             -              -                -           -             -
  Chairman         1999      15,500        -             -              -                -           -           500
                   1998      20,000        -             -              -                -           -           658

  Rita Paulus      2000       9,000        -             -              -                -           -            -
  Treasurer        1999       9,985        -             -              -                -           -            -
                   1998       5,000        -             -              -                -           -           200

  Wade Hanson      2000      18,000        -             -              -                -           -         1,000
  Secretary

  Harold Dahl      2000           -        -             -              -                -           -           700
  Director

     Note A: 2000 is for the six period ended December 31, 1999.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On July 6, 1997 the Company sold for cash, restricted common stock to its officers and directors as follows: Ermine Trust 3,333,333 shares for $3,333.
R. Douglas Dahl and Michael E. James are officers, directors, and sole shareholders of American Integrity, Inc., a Nevada Corporation, Trustee for the Trust. R. Douglas Dahl and Michael E. James may be deemed to be the beneficial owners of said stock; Stanley Paulus 1,666,667 shares for $1,667. Stanley Paulus is the President and a Director of the Company. The purchasers were in a position to insist upon the issuer providing them with information more extensive than that contained in a registration statement.

         On December 1, 1998 the Company issued 705,600 restricted common shares to Stanley Paulus, Chairman and President, for services. The estimated fair market value of these services was $658.

         On August 13, 1999 the Company issued 500,000 restricted common shares to Stanley Paulus, Chairman and President, for services. The estimated fair market value of these services was $500.

         On August 13, 1999 the Company issued 200,000 restricted common shares to Rita Paulus, wife of Stanley Paulus, Director and Treasurer for services. The estimated fair market value of these services was $200.

         On August 13, 1999 the Company issued 1,000,000 restricted common shares to Wade Hanson, Director and Secretary for services. The estimated fair market value of these services was $1,000.

ITEM 8. LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information

         The Company's common stock trades on the National Association of Securities Dealers Electronic Bulletin Board under the symbol PFSDE.

         Following are the high and low sales prices for each quarter (trading commenced October 16, 1998):


     QUARTER ENDED                        HIGH                    LOW
     -------------                        ----                    ---

     December 31, 1998                  $ 1.00                   $ 0.25

     March 31, 1999                       0.63                     0.14

     June 30, 1999                        0.13                     0.08

     September 30, 1999                   0.17                     0.07

     December 31, 1999                    0.06                     0.03

(b) Holders

         As of February 11, 2000 there were approximately 100 holders of record of the Company's common stock.

(c) Dividends

         The Company has never declared any cash dividends.

         The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         On July 6, 1997 the Company sold for cash, restricted common stock to its officers and directors as follows: Ermine Trust 3,333,333 shares for $3,333.
R. Douglas Dahl and Michael E. James are officers, directors, and sole shareholders of American Integrity, Inc., a Nevada Corporation, Trustee for the Trust. R. Douglas Dahl and Michael E. James may be deemed to be the beneficial owners of said stock; Stanley Paulus 1,666,667 shares for $1,667. Stanley Paulus is the President and a Director of the Company. The purchasers were in a position to insist upon the issuer providing them with information more extensive than that contained in a registration statement.

         On July 6, 1997, the Company issued for legal services rendered 300,000 restricted common shares to Neil Leibman. The purchaser was in a position to insist upon the issuer providing him with information more extensive than that contained in a registration statement.

         On July 11, 1997 the Company issued, for services rendered, at par value of $0.001, 500,000 unrestricted common shares to J.B. Marc for consulting services. The purchaser was in a position to insist upon the issuer providing him with information more extensive than that contained in a registration statement.

         On August 5, 1997 the Company issued for inventory, 1,000,000 restricted common shares to the Bratton Group. The estimated fair market value of the inventory was $23,900. The purchaser was in a position to insist upon the issuer providing him with information more extensive than that contained in a registration statement.

         The forgoing described issuances without an underwriter, total 6,800,000 shares of restricted common stock. Each of these persons had access to all material information regarding the Company prior to the offer or sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt form the registration requirements of section 5 of the Securities Act of 1933, as amended, pursuant to section 4(2) thereof; and by available state exemptions, from similar applicable state's securities laws exempting from registration the offer and sale of such common stock.

         The following described issuances, without an underwriter, were of unrestricted common stock. These issuances took place from November 27, 1997 through July 30, 1998. The offers and sales of these securities are believe are believed to have been exempt from registration pursuant to Rule 504, and from similar applicable states: securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration. There was no general solicitation.

         On November 22, 1997 the Company issued 6,000 unrestricted common shares for cash at $1 per share for a total of $6,000 to Susan Van Klaverman.

         On April 28, 1998 the Company issued a total of 10,000 unrestricted common shares for cash at $1 per share as follows: Michael Moreno, 5,000 shares; Walter Hahn 5,000 shares.

         On April 29, 1998 the Company issued a total of 20,000 unrestricted common shares for cash at $1 per share as follows: Karen Gaynor, 5,000 shares; Martin and Mary Fleischer, 5,000 shares; Martin Kalunn, 5,000 shares; Robert Ross, 3,000 shares; Daniel Roden, 2,000 shares.

         On April 30, 1998 the Company issued a total of 18,500 unrestricted common shares for cash at $1 per share as follows: Robert Sanzoverinio, 6,000 shares; Joseph Swinton, 2,500 shares.

         On May 1, 1998 the Company issued a total of 49,500 unrestricted common shares for cash at $1 per share as follows: George Wilson Strera, 2,000 shares; Linda Vito Andrew, 6,000 shares; Bernard Seringer III 31,000 shares; Francis Belando, 3,000 shares Patricia Seringer, 5,000 shares; John Seringer, 2,500 shares.

         On May 5, 1998 the Company issued a total of 8,000 unrestricted common shares for cash at $1 per share as follows: Frank Kezmoff, 5,000 shares; Christopher Duncan, 3,000 shares.

         On May 6, 1998 the Company issued a total of 35,000. Unrestricted common shares for cash at $1 per share as follows: Joseph Stansky, 10,000 shares; John Seringer, 25,000 shares.

         On May 13, 1998 the Company issued 5,000 unrestricted common shares for cash at $1 per share to Terrance Green.

         On May 14, 1998 the Company issued 5,000 unrestricted common shares for cash at $1 per share to Scott Broder.

         On May 15, 1998 the Company issued 15,000 unrestricted common shares for cash at $1 per share to Devon Norton Goldenor.

         On May 29, 1998 the Company issued 10,000 unrestricted common shares for cash at $1 per share to Thomas Ispas.

         On June 8, 1998 the Company issued a total of 650 unrestricted common shares for cash at $1 per share as follows: Ellise Donahue, 200 shares; Herman Leibman, 450 shares.

         On June 9, 1998 the Company issued a total of 2,250 unrestricted common shares for cash at $1 per share as follows: Daniel Horawitz, 400 shares; Charles Huorian, 200 shares; James Colucci, 1,650 shares.

         On June 18, 1998 the Company issued a total of 500 unrestricted common shares for cash at $1 per share as follows: Eric Workman, 400 shares; Jannell Rosenfeld, 100 shares.

         On June 30, 1998 the Company issued 10,000 unrestricted common shares for cash at $1 per share to Jerry Holden.

         On July 27, 1998 the Company issued a total of 35,300 unrestricted common shares for cash at $1 per share as follows: Robert J. Rose, 2,000 shares; Eugene Yanniguchi, 5,000 shares; Joseph Sansfavirio, 6,000 shares; Francisco Balando, 2,000 shares; Steven Ross, 15,000 shares; Robert Venino, 5,000 shares; Steve Cande, 300 shares.

         On July 30, 1998 the Company issued a total of 10,000 unrestricted common shares for cash at $1 per share as follows: Jack Zeigler, 5,000 shares; Patricia Seringer, 5,000 shares.

         On December 1, 1998 the Company issued 705,600 restricted common shares to Stanley Paulus, Chairman and President, for services. The estimated fair market value of these services was $658.

         On December 1, 1998 the Company issued 700,000 restricted common shares to Harold Dahl, Director, for services. The estimated fair market value of these services was $700.

         On August 13, 1999 the Company issued 500,000 restricted common shares to Stanley Paulus, Chairman and President, for services. The estimated fair market value of these services was $500.

         On August 13, 1999 the Company issued 200,000 restricted common shares to Rita Paulus, wife of Stanley Paulus, Director and Treasurer for services. The estimated fair market value of these services was $200.

         On August 13, 1999 the Company issued 1,000,000 restricted common shares to Wade Hanson, Director and Secretary for services. The estimated fair market value of these services was $1,000.

         On December 15, 1999 the Company issued, for services, 1,158,631 restricted common shares to BVH Holdings LLC, a Colorado limited liability Company. The estimated fair market value of the services was $1,159.

         On January 10, 2000, BVH Holdings LLC, a Colorado limited liability company, converted a portion of its Company debentures and was issued 600,000 shares of the Company's common stock.

         All of the above purchasers were in a position to insist upon the issuer providing them with information more extensive than that contained in a registration statement.

         Each of the aforementioned persons or entities had access to all material information regarding the Company prior to the offer or sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of Sections 5 of the Securities Act of 1933, as amended, pursuant to section 4 (2) thereof; and by available state exemptions, from similar applicable state securities laws exempting from registration the offer and sale of such common stock.

ITEM 11. DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 20,000,000 shares of common stock, of which, 11,904,931 shares were issued and outstanding as of February 11, 2000.

         Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors.

         A common shareholder has the right to vote her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person.

         In the event of a liquidation or dissolution of the Company, common shareholders are entlited to share pro rata all assets remaining, if any, after payment in full of liabilities.

         Shareholders do not have preemption rights. NRS 78.265 pertaining to corporations organized on or after October 1, 1991 states: "the stockholders of a corporation do not have a preemptive right to acquire the corporation's unissued shares except to the extent the articles of incorporation so provide". The Company's articles of incorporation do not so provide.

         In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of all liabilities.

         Shareholders do not have any other material rights. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's by-laws provide for indemnification against necessary expenses incurred, of directors or officers who are named as defendants in litigation relating to corporate affairs, except where the director or officer is adjudged in the action to be liable for negligence or misconduct in the performance of duty.

         Section 78.7502 of Nevada Corporation Law ("Discretionary and Mandatory Indemnification of Officers, Directors, Employees and Agents: General Provisions.") authorizes the Company to do the above.

ITEM 13. FINANCIAL STATEMENTS

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To The Shareholders and Board of Directors
Pacific Sands, Inc.
dba Natural Water Technologies



We have audited the accompanying combined balance sheet of PACIFIC SANDS, INC. DBA NATURAL WATER TECHNOLOGIES as of June 30, 1999, and the related statements of operations, retained earnings, and cash flows for the fiscal years ending June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PACIFIC SANDS, INC. DBA NATURAL WATER TECHNOLOGIES as of June 30, 1999, and the results of its operations and its cash flows for the fiscal years ending June 30, 1999 and June 30, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered a current loss from operations and has a capital deficiency to pursue its projected operation that raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Brad B. Haynes


Los Angeles, California
January 19, 2000

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                                  BALANCE SHEET
                                  -------------

                                  JUNE 30, 1999
                                  -------------





                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
   Cash                                                                 $18,800
   Inventory                                                             21,736
                                                                    ------------

              Total Current Assets                                       40,536


FIXED ASSETS (Net of $190 depreciation)                                   1,713
------------                                                        ------------
                                                                        $42,249
                     TOTAL ASSETS                                   ============




                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
-------------------
   Accounts payable                                                       2,705
   Accrued expenses                                                      25,000
   Payroll and other taxes                                                3,479
   Income tax payable                                                     1,600
                                                                    ------------

              Total Current Liabilities                                  32,784


   Common stock authorized,
        20,000,000 shares at .001,                                        8,262
        issued and outstanding 8,262,300 shares                         362,299
        Additional paid-in capital                                     (331,078)
        Retained earnings                                               (30,018)
        Treasury stock at cost 49,000 shares

                     TOTAL SHAREHOLDERS' EQUITY                           9,465
                                                                    ------------

                           TOTAL LIABILITIES AND                        $42,249
                           SHAREHOLDERS' EQUITY                     ============


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES



                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                  ---------------------------------------------

                           FOR THE FISCAL YEARS ENDED
                           --------------------------




                                               JUNE 30, 1999       JUNE 30, 1998
                                               -------------       -------------

REVENUE
   Sales                                            $20,449                $955
   Cost of sales                                      2,958                 210
                                               -------------       -------------

        GROSS PROFIT                                 17,491                 745

EXPENSES
   General, sales and administrative                119,168             228,546

(LOSS) FROM OPERATIONS                              101,677            (227,801)
----------------------

PROVISION FOR INCOME TAX                                800                 800
------------------------                       -------------       -------------

NET (LOSS)                                         (102,477)           (228,601)
----------

RETAINED EARNINGS (DEFICIT) - beginning            (228,601)                --
---------------------------                    -------------       -------------

RETAINED EARNINGS (DEFICIT) -- end                ($331,078)          $(228,601)
---------------------------                    =============       =============

BASIC AND DILUTED WEIGHTED
AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                4,712,825           6,997,250
--------------------------                     =============       =============

BASIC LOSS PER COMMON SHARE                          $(0.07)             $(0.03)
---------------------------                    =============       =============

DILUTED LOSS PER COMMON SHARE                        $(0.07)             $(0.03)
-----------------------------                  =============       =============


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                             STATEMENT OF CASH FLOWS
                             -----------------------

                           FOR THE FISCAL YEARS ENDED
                           --------------------------



                                                JUNE 30, 1999     JUNE 30, 1998
                                                -------------     -------------

NET (LOSS)                                         $(102,477)         (228,601)
----------
   Adjustments to reconcile net loss to net
     cash used by operating activities:
        Depreciation                                     190
        Shares issued for services                       900            20,500
        Shares issued for inventory                       --            23,690
                                                -------------     -------------

              Total Adjustments                        1,090            44,190

(INCREASE) DECREASE IN ASSETS
-----------------------------
   Inventory                                           1,734           (23,470)
   Marketable securities                                  --                --

INCREASE (DECREASE) IN LIABILITIES
----------------------------------
   Accounts payable                                      155             2,550
   Accrued expenses                                   14,095            10,905
   Payroll taxes payable                              (3,291)            6,770
   Income tax                                            800               800
                                                -------------     -------------

NET CASH USED BY OPERATING ACTIVITIES                (87,894)          186,856
-------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
   Purchase of fixed assets                            1,903                --
   Purchase of company stock (Treasury stock)         30,018                --
                                                -------------     -------------

NET CASH USED BY INVESTING ACTIVITIES                 31,921                --
-------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
        Common stock issuance                        132,671           192,800
                                                -------------     -------------


NET CASH PROVIDED BY FINANCING ACTIVITIES            132,671           192,800
-----------------------------------------

INCREASE IN CASH                                      12,856             5,944
----------------

CASH - beginning of period                             5,944                --
----                                            -------------     -------------

CASH - end of period                                 $18,800            $5,944
----                                            =============     =============


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                        STATEMENT OF CASH FLOWS CONTINUED
                        ---------------------------------

                           FOR THE FISCAL YEARS ENDED
                           --------------------------





                                                 JUNE 30, 1999     JUNE 30, 1998
                                                 -------------     -------------

SUPPLEMENTAL CASH FLOWS INFORMATION:
-----------------------------------
   Cash paid during the period
                                                          $--               $--
        Income tax                               =============     =============
                                                         $320               $--
        Interest                                 =============     =============


NON-CASH FINANCING TRANSACTIONS:                                         20,500
-------------------------------
   Common shares issued for services                                     23,690
                                                                   -------------
   Common shares issued for inventory                                   $44,190


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  --------------------------------------------

               FOR THE YEARS ENDED JUNE 30, 1999 AND JUNE 30, 1998
               ---------------------------------------------------


                                                                          ADDITIONAL  RETAINED                             STOCK-
                                      NUMBER OF      PAR       COMMON     PAID-IN-    EARNINGS       TREASURY STOCK        HOLDERS'
                                      SHARES        VALUE      STOCK      CAPITAL     (DEFICIT)    SHARES       AMOUNT     EQUITY
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
July 6, 1997
  To management at par for cash       5,000,000       $.001      $5,000                                                      $5,000

July 6, 1997
  For execution of Company's
  Financing and Reorganization Plan     300,000        .001         300     $19,700                                          20,000

July 11, 1997
  Consulting services regarding
financing plan                          500,000        .001         500                                                         500

August 5, 1997
  Assignment of inventory             1,000,000        .001       1,000      22,690                                          23,690

November 27, 1997-
June 30, 1998                           197,250        .001         197     187,603                                         187,800

Net loss - June 30, 1998                                                              $(228,601)                           (228,601)

Balance June 30, 1998                 6,997,250        .001      $6,997    $229,993   $(228,601)                             $8,389

July 16, 1998
  7,700 shares at $1.00                   7,700        .001           8       7,693                                           7,701

July 21 - July 30, 1998
  40,300 shares at $1.00                 40,300        .001          40      40,260                                          40,300

October 10, 1998 -
January 27, 1999 - services             145,000        .001         145                                                         145



                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES

             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY CONTINUED
             ------------------------------------------------------

               FOR THE YEARS ENDED JUNE 30, 1999 AND JUNE 30, 1998
               ---------------------------------------------------


                                                                          ADDITIONAL  RETAINED                             STOCK-
                                      NUMBER OF      PAR       COMMON     PAID-IN-    EARNINGS        TREASURY STOCK       HOLDERS'
                                      SHARES        VALUE      STOCK      CAPITAL     (DEFICIT)     SHARES      AMOUNT     EQUITY
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
February 3, 1999 -
March 9, 1999 - services                110,200        .001         110                                                         110

March 16, 1999
  220,000 shares                        220,000        .001         220      44,680                                          44,900

March 17, 1999 - services               500,000        .001         500                                                         500

March 25, 1999                          100,000        .001         100      39,673                                          39,773

March 26, 1999 -
June 25, 1999 - services                141,850        .001         142                                                         142

Purchase of treasury shares
  March 16 - May 27, 1999                                                                           (49,000)   $(30,018)    (30,018)

Net loss - June 30, 1999                                                               (102,477)                           (102,477)
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                      8,262,300        .001      $8,262    $362,299   $(331.078)    (49,000)   $(30,018)     $9,465
                                      ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                  JUNE 30, 1999
                                  -------------


1.    NATURE OF OPERATIONS
      --------------------
      PACIFIC SANDS, INC. (the Company) doing business as NATURAL WATER TECHNOLOGIES was incorporated under the laws of the State of Nevada. The Company formulates, manufactures, and distributes for domestic and international use a special product formulation that has no toxicity yet has numerous uses. The formulated compound eliminates germs and bacteria. The end product has household, commercial and hygiene applications.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      (a)   REVENUE RECOGNITION
            -------------------
            Revenue from sales of products to distributors and resellers is recognized upon shipment when no significant vendor obligations remain and collection of the receivable is probable. When significant obligations remain after the product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any significant obligations are accrued when the revenue is recognized.

      (b)   CASH EQUIVALENTS
            ----------------
            Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased. There were no cash equivalents for the fiscal years ended June 30, 1999 and June 30, 1998.

      (c)   USE OF ESTIMATES
            ----------------
            The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

      (d)   ISSUANCE OF SHARES FOR SERVICE
            ------------------------------
            Valuation of shares for services is based on the estimated fair market value of the services performed.

      (e)   INCOME TAXES
            ------------
            The Company's uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at June 30, 1999 and June 30, 1998.

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                      NOTES TO FINANCIAL STATEMENTS CONT.'D
                      -------------------------------------

                                  JUNE 30, 1999
                                  -------------


      (f)   INVENTORY
            ---------
            Inventory is stated at lower of cost of market. Cost is determined principally on the first-in first-out method.

      (g)   PROPERTY AND EQUIPMENT
            ----------------------
            Depreciation for equipment and vehicles are computed using the straight-line method calculated to depreciate the cost of assets over the estimated useful lives. Leasehold improvements are amortized over the life of the original lease. Costs of maintenance and repairs are charged to expense while costs of significant renewals and betterments are capitalized.

      (h)   LOSS PER SHARE
            --------------
            In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share." The statement replaced primary EPS with basic EPS which is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. The provision requires the calculation of diluted EPS. The company uses the method specified by the statement.

3.    RELATED PARTY TRANSACTIONS
      --------------------------
      There were 1,358,333 common shares issued to the Chairman and President and the Board of Directors for services rendered during the year ended June 30, 1998 at an estimated fair market value of $1,358.

4.    ADVERTISING
      -----------
      Advertising is expensed as incurred.

5.    LEASE AGREEMENT
      ---------------
      The Company is on a month-to-month tenant occupancy.

6.    TREASURY STOCK
      --------------
      Total cost for treasury stock was $30,018. Total number of shares held in treasury was 49,000. Treasury stock at cost was 30,017.

7.    GOING CONCERN UNCERTAINTIES
      ---------------------------
      At the end of the current year, the Company incurred an operating loss of $102,477. Signed agreements in effect required cash resources over and above the Company's current assets. If management will be unable to generate more revenue or secure adequate financing to do its current business operational plan, there will be substantial doubt of the Company's ability to continue as a going concern. The Company, however, believes that its current financing and reorganization plan will generate the resources required to continue and sustain its operation indefinitely.

8.    SUBSEQUENT EVENTS
      -----------------
      On September 16, 1999 the Company entered into an unsecured debenture agreement for $300,000. Date of maturity was September 16, 2001 at an interest rate of 8% per annum.

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                                  BALANCE SHEET
                                  -------------

                                December 31, 1999
                                -----------------



                                     ASSETS
                                     ------

CURRENT ASSETS
--------------
   Cash                                                              $  152,003
   Accounts receivable                                                    2,554
   Inventory                                                             22,204
                                                                     -----------

              Total Current Assets                                      176,761

FIXED ASSETS (Net of depreciation of $439)                                2,643
------------                                                         -----------

                     TOTAL ASSETS                                    $  179,404
                                                                     ===========




                       LIABILITIES AND ACCUMULATED DEFICIT
                       -----------------------------------

CURRENT LIABILITIES
-------------------
   Accounts payable                                                       2,825
   Accrued expenses                                                      24,500
   Payroll and other taxes                                                2,966
                                                                     -----------

              Total Current Liabilities                                  30,291

LONG-TERM LIABILITIES
---------------------
   Debentures payable                                                   300,000

   Common stock authorized,
        20,000,000 shares at .001,
        issued and outstanding 11,304,931 shares                         11,304
        Additional paid-in capital                                      362,299
        Retained earnings (deficit)                                     (30,018)
        Treasury stock                                                 (494,472)
                                                                     -----------

                     TOTAL ACCUMULATED DEFICIT                         (150,887)
                                                                     -----------

                           TOTAL LIABILITIES AND
                           ACCUMULATED DEFICIT                       $  179,404
                                                                     ===========


             See accompanying notes to compiled financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES



                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                  ---------------------------------------------

                            For the Six Months Ended
                            ------------------------



                                                                  DECEMBER 31, 1999  DECEMBER 31, 1998
                                                                  -----------------  -----------------

REVENUE
-------
   Sales                                                             $   12,487         $    7,753
   Cost of sales                                                          1,811              1,126
                                                                     -----------        -----------

        GROSS PROFIT                                                     10,676              6,627

EXPENSES
--------
   General, sales and administrative                                    173,270             53,366

(LOSS) FROM OPERATIONS                                                 (162,594)           (46,739)
----------------------

INCOME TAX                                                                  800                800
----------                                                           -----------        -----------

NET (LOSS)                                                             (163,394)           (47,539)
----------

RETAINED EARNINGS (DEFICIT) - beginning                                (331,078)          (228,601)
---------------------------                                          -----------

RETAINED EARNINGS (DEFICIT) -- end                                   $ (494,472)        $ (276,140)
---------------------------                                          ===========        ===========

BASIC AND DILUTED WEIGHTED
AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                                                    8,387,801          4,712,825
------------------                                                   ===========        ===========

BASIC LOSS PER COMMON SHARE                                          $     (.02)        $     (.01)
---------------------------                                          ===========        ===========

DILUTED LOSS PER COMMON SHARE                                        $     (.02)        $     (.01)
-----------------------------                                        ===========        ===========



             See accompanying notes to compiled financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                             STATEMENT OF CASH FLOWS
                             -----------------------

                            For the Six Months Ended
                            ------------------------




                                                                  DECEMBER 31, 1999  DECEMBER 31, 1998
                                                                  -----------------  -----------------

NET (LOSS)                                                           $ (163,394)        $  (47,539)
----------
   Adjustments to reconcile net loss to net cash
     used by operating activities:
        Depreciation                                                        249                 --
        Shares issued for services                                           --              3,080
                                                                     -----------        -----------

              Total Adjustments                                             249              3,080

(INCREASE) DECREASE IN ASSETS
-----------------------------
   Accounts receivable                                                   (2,554)                --
   Inventory                                                               (468)                --

INCREASE (DECREASE) IN LIABILITIES
----------------------------------
   Accounts payable                                                         120             (1,250)
   Accrued expenses                                                        (500)            (5,905)
   Payroll and other taxes                                                 (513)            (4,219)
   Income taxes payable                                                  (1,600)                --
                                                                     -----------        -----------


NET CASH USED BY OPERATING ACTIVITIES                                  (168,660)
-------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
   Purchase of fixed assets                                               1,179               (403)
                                                                     -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
   Issue of debentures                                                  300,000                 --
   Common stock issuance                                                                        --
                                                                          3,042             51,080
                                                                     -----------        -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES
-----------------------------------------
                                                                        303,042             51,080

INCREASE IN CASH                                                        133,203                 --
----------------

CASH - beginning of period                                               18,800              5,944
----                                                                 -----------        -----------

CASH - end of period                                                 $  152,003         $      788
----                                                                 ===========        ===========


             See accompanying notes to compiled financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                        STATEMENT OF CASH FLOWS continued
                        ---------------------------------

                            For the Six Months Ended
                            ------------------------




                                                                  DECEMBER 31, 1999  DECEMBER 31, 1998
                                                                  -----------------  -----------------

SUPPLEMENTAL CASH FLOWS INFORMATION:
------------------------------------
   Cash paid during the period for:
        Income tax                                                   $    2,400         $       --
                                                                     ===========        ===========
        Interest                                                     $       --         $       --
                                                                     ===========        ===========

NON-CASH FINANCING TRANSACTIONS:
--------------------------------
   Common shares issued for services                                 $    3,042         $    3,080
                                                                     ===========        ===========


             See accompanying notes to compiled financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  --------------------------------------------

   For the Six Months Ended December 31, 1999, June 30, 1999 and June 30, 1998
   ---------------------------------------------------------------------------



                                                                     ADDITIONAL   RETAINED
                                    NUMBER OF    PAR      COMMON     PAID-IN-     EARNINGS     TREASURY STOCK         STOCKHOLDERS'
                                    SHARES       VALUE    STOCK      CAPITAL      (DEFICIT)    SHARES     AMOUNT      EQUITY
                                    -----------  -------  ---------  -----------  -----------  ---------  ----------  --------------

July 6, 1997
  To management at par for cash      5,000,000   $ .001   $  5,000                                                    $       5,000

July 6, 1997
  For execution of Company's           300,000     .001        300   $   19,700                                              20,000
  Financing and Reorganization Plan

July 11, 1997
  Consulting services regarding                                                                                                 500
financing plan                         500,000     .001        500

August 5, 1997
  Assignment of inventory            1,000,000     .001      1,000       22,690                                              23,690

November 27, 1997-
June 30, 1998                          197,250     .001        197      187,603                                             187,800

Net loss - June 30, 1998                                                          $ (228,601)                              (228,601)

Balance June 30, 1998                6,997,250     .001   $  6,997   $  229,993   $ (228,601)                         $       8,389

July 16, 1998
  7,700 shares at $1.00                  7,700     .001          8        7,693                                               7,701

July 21 - July 30, 1998
  40,300 shares at $1.00                40,300     .001         40       40,260                                              40,300

October 10, 1998 -
January 27, 1999 - services            145,000     .001        145                                                              145


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES

             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY continued
             ------------------------------------------------------

   For the Six Months Ended December 31, 1999, June 30, 1999 and June 30, 1998
   ---------------------------------------------------------------------------


                                                                     ADDITIONAL   RETAINED
                                    NUMBER OF    PAR      COMMON     PAID-IN-     EARNINGS     TREASURY STOCK         STOCKHOLDERS'
                                    SHARES       VALUE    STOCK      CAPITAL      (DEFICIT)    SHARES     AMOUNT      EQUITY
                                    -----------  -------  ---------  -----------  -----------  ---------  ----------  --------------

February 3, 1999 -
March 9, 1999 - services               110,200     .001        110                                                              110

March 16, 1999
  220,000 shares                       220,000     .001        220       44,680                                              44,900

March 17, 1999 - services              500,000     .001        500                                                              500

March 25, 1999                         100,000     .001        100       39,673                                              39,773

March 26, 1999 -
June 25, 1999 - services               141,850     .001        142                                                              142

Purchase of treasury shares
  March 16 - May 27, 1999                                                                       (49,000)  $ (30,018)        (30,018)

Net loss - June 30, 1999                                                            (102,477)                              (102,477)
                                                                                  -----------  ---------              --------------

Balance June 30, 1999                8,262,300     .001   $  8,262   $  362,299   $ (331.078)   (49,000)  $ (30,018)  $       9,465

August 13, 1999 -
December 21, 1999 - services         3,042,631     .001      3,042                                                            3,042

Net loss - December 31, 1999                                                        (163,394)                              (163,394)
                                                                                  -----------  ---------              --------------

Balance December 31, 1999           11,304,931     .001   $ 11,304   $  362,299   $ (497,472)   (49,000)  $ (30,018)  $    (150,887)
                                    ===========  =======  =========  ===========  ===========  =========  ==========  ==============


                 See accompanying notes to financial statements

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                December 31, 1999
                                -----------------


1.    NATURE OF OPERATIONS
      --------------------
      PACIFIC SANDS, INC. (the Company) doing business as NATURAL WATER TECHNOLOGIES was incorporated under the laws of the State of Nevada. The Company formulates, manufactures, and distributes for domestic and international use a special product formulation that has no toxicity yet has numerous uses. The formulated compound eliminates germs and bacteria. The end product has household, commercial and hygiene applications.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      (a)   REVENUE RECOGNITION
            -------------------
            Revenue from sales of products to distributors and resellers is recognized upon shipment when no significant vendor obligations remain and collection of the receivable is probable. When significant obligations remain after the product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any significant obligations are accrued when the revenue is recognized.

      (b)   CASH EQUIVALENTS
            ----------------
            Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased. There were no cash equivalents for the six months ended December 31, 1999.

      (c)   USE OF ESTIMATES
            ----------------
            The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

      (d)   ISSUANCE OF SHARES FOR SERVICE
            ------------------------------
            Valuation of shares for services is based on the estimated fair market value of the services performed.

      (e)   INCOME TAXES
            ------------
            The Company's uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at December 31, 1999.

                               PACIFIC SANDS, INC.
                         DBA NATURAL WATER TECHNOLOGIES


                      NOTES TO FINANCIAL STATEMENTS cont.'d
                      -------------------------------------

                                December 31, 1999
                                -----------------

      (f)   INVENTORY
            ---------
            Inventory is stated at lower of cost of market. Cost is determined principally on the first-in first-out method.

      (g)   PROPERTY AND EQUIPMENT
            ----------------------
            Depreciation for equipment and vehicles are computed using the straight-line method calculated to depreciate the cost of assets over the estimated useful lives. Leasehold improvements are amortized over the life of the original lease. Costs of maintenance and repaired are charged to expense while costs of significant renewals and betterments are capitalized.

      (h)   LOSS PER SHARE
            --------------
            In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share." The statement replaced primary EPS with basic EPS which is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. The provision requires the calculation of diluted EPS. The company uses the method specified by the statement.

3.    RELATED PARTY TRANSACTIONS
      --------------------------
      There were 1,700,000 common shares issued to the Chairman and President and the Board of Directors for services rendered during the six months ended December 31, 1999 at an estimated fair market value of $1,700.

4.    ADVERTISING
      -----------
      Advertising is expensed as incurred.

5.    TREASURY STOCK
      --------------
      Total cost for treasury stock was $30,018. Total number of shares held in treasury was 49,000.

6.    GOING CONCERN UNCERTAINTIES
      ---------------------------
      At the end of the current year, the Company incurred an operating loss of $228,601. Singed agreements in effect required cash resources over and above the Company's current assets. If management will be unable to generate more revenue or secure adequate financing to do its current business operational plan, there will be a substantial doubt of the Company's ability to continue as a going concern. The Company, however, believes that its current financing and reorganization plan will generate the resources required to continue and sustain its operation indefinitely.



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

       The Company has not had any changes in or disagreements with accountants since inception.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Audited:

         Balance sheet as of: June 30, 1999.

         Statements of Operations, Cash Flows and Stockholders' Equity for each of the two years ended June 30, 1999

Unaudited:

         Balance sheet as of December 31, 1999

         Statements of Operations, Cash Flows and Stockholders' Equity for the six months ended December 31, 1999 and 1998

The above financial statements, and related footnotes, are all included in Item 13.

(b) Index of exhibits


Exhibit:                                                                    PAGE
--------

Articles of  Incorporation
 of Pacific Sand, Inc. ....................................................

By-laws of Pacific Sands, Inc., as amended ................................

Debenture..................................................................

Escrow Agreement...........................................................

SIGNATURES

       In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                PACIFIC SANDS, INC.


Date: February 4, 2000                          /S/ STANLEY PAULUS
                                                --------------------------------
                                                Stanley Paulus
                                                Chairman of the Board, President